Exhibit 99.1

Nova Appoints New Chief Financial Officer

Anchorage Alaska, April 13, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce the appointment of Ms. Ashlie Thorburn as Chief Financial Officer (CFO), commencing April 20, 2026.

Ms. Thorburn is an accomplished finance executive with more than 20 years’ experience in senior financial leadership roles, primarily within the mining industry across both publicly-listed and private companies. She brings extensive expertise in SEC, TSX and ASX reporting, alongside deep capabilities in financial reporting, audit and compliance, corporate governance, investor relations support, and engagement with boards and audit committees. Ms. Thorburn has also played key roles in debt and equity financings, corporate strategy, and transactions, including public listings and mergers and acquisitions.

Most recently, Ms. Thorburn served as the U.S. Finance Lead at Southwest Critical Materials, where she was responsible for acquisition integration, budgeting, treasury management and private equity reporting. Prior to this, she was a Senior Manager at Armanino Advisory, advising on finance transformation, public company readiness and technical accounting matters. Her earlier experiences include senior roles such as Vice President, Controller at Hycroft Mining Holding Corp., where she supported the company’s transition to a public entity and enhanced financial reporting processes, as well as multiple Controller and Corporate Controller positions with a strong track record in strengthening internal controls and supporting early-stage high-growth organizations.

Nova CEO, Mr Christopher Gerteisen, commented:

“We are delighted to welcome Ashlie to the Nova Minerals team as we enter an exciting phase of growth and development at our flagship Estelle Gold and Critical Minerals Project in Alaska. Ashlie’s appointment further strengthens our executive leadership team and underscores our commitment to building the financial and operational capabilities required to advance Estelle toward production.

Ashlie brings a strong track record in the mineral resources sector, with deep expertise in project financing, capital allocation, and cost control across the mining lifecycle. Her experience includes financial modelling for feasibility studies and mine development, and the implementation of robust reporting frameworks aligned with industry standards. She also has significant experience managing funding strategies for exploration and development assets.

Importantly, Ashlie brings extensive experience in U.S. capital markets, including SEC reporting and compliance, financial disclosures, and internal controls. Her background includes oversight of periodic filings, adherence to regulatory requirements, and engagement with U.S.-based institutional investors. This expertise will be instrumental as we continue to strengthen our governance framework and expand our presence in U.S. capital markets as a U.S. domiciled company.

I look forward to working closely with Ashlie as we continue to execute on our strategy and deliver long-term value for our shareholders.”

Incoming Nova CFO, Ms Ashlie Thorburn, commented:

“I am excited to join the team at such a pivotal time for Nova Minerals and its flagship Estelle Project. The strong foundation that has been established, combined with a clear strategic vision, creates a compelling opportunity to drive long-term value. I look forward to working closely with the leadership team to strengthen our financial position, support the advancement of the Estelle Project toward production, and ensure disciplined execution as we pursue our growth objectives for the benefit of our shareholders”

The Board warmly welcomes Ms. Thorburn to the executive team as Nova Minerals continues to advance its portfolio of gold and critical minerals projects.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196